Exhibit 4.2 Summary of Employment Arrangements between Schering AG and Dr. Karin Dorrepaal

Summary of Employment Arrangements
between Schering Aktiengesellschaft
and Dr. Karin Dorrepaal

This summary of the material terms of the employment arrangements between Schering Aktiengesellschaft (the "Company") and Dr. Karin Dorrepaal, Member of the Executive Board of the Company, is based on the terms of certain letter agreements between the Company and Dr. Dorrepaal.

Term: Dr. Dorrepaal was elected as Member of the Executive Board of the Company as of September 1, 2004. Her current term will expire on August 31, 2007 with automatic extension for another two years unless the Supervisory Board revokes her appointment before February 28, 2007. The term of the employment arrangements described herein is concurrent with Dr. Dorrepaal’s term.

Compensation: The aggregate remuneration of Dr. Dorrepaal for 2004 is comprised of the following three elements:

Fixed Compensation:	EUR 180,000.00

Variable Compensation:	EUR 415,400.00 (determined by reference to earnings per share
(EPS) exceeding the threshold value of EUR 0.60 per share)

Stock-Based Compensation:
Stock options granted	€ 147,700.00

Retirement: The Company will make a monthly pension contribution equal to 3 times the monthly base salary of technical employees in group E13 applicable at the Company’s site in Bergkamen, Germany.

Others	Euro

Social Security	2,008.52
Insurance (KUV)	297.80
Car	5,058.56